                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of l934


                        (Amendment No. _____________)/1/





                         LodgeNet Entertainment Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)




                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    540211109
-------------------------------------------------------------------------------
                                 (CUSIP Number)




                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

________________
         /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.    540211109

________________________________________________________________________________

1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         TimesSquare Capital Management, Inc.
         06-0861092
________________________________________________________________________________

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________

3)       SEC Use Only


________________________________________________________________________________

4)       Citizenship or Place of Organization

         Delaware
________________________________________________________________________________


                    (5)  Sole Voting Power          0
Number of
Shares              ____________________________________________________________
Beneficially
Owned               (6)  Shared Voting Power        966,493
By Each
Reporting           ____________________________________________________________
Person
With                (7)  Sole Dispositive Power     0

                    ____________________________________________________________

                    (8)  Shared Dispositive Power   966,493

________________________________________________________________________________

9)       Aggregate Amount Beneficially Owned by Each Reporting Person

         966,493
________________________________________________________________________________

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                                                                             [ ]
________________________________________________________________________________

11)      Percent of Class Represented by Amount in Row 9

         7.8%
________________________________________________________________________________

12)      Type of Reporting Person (See Instructions)

         IA
________________________________________________________________________________





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CUSIP No.    540211109
________________________________________________________________________________

1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         CIGNA Corporation
         06-1059331
________________________________________________________________________________

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________

3)       SEC Use Only


________________________________________________________________________________

4)       Citizenship or Place of Organization

         Delaware
________________________________________________________________________________


                    (5)  Sole Voting Power          0
Number of
Shares              ____________________________________________________________
Beneficially
Owned               (6)  Shared Voting Power        966,493
by Each
Reporting           ____________________________________________________________
Person
With                (7)  Sole Dispositive Power     0

                    ____________________________________________________________

                    (8)  Shared Dispositive Power   966,493

________________________________________________________________________________

9)       Aggregate Amount Beneficially Owned by Each Reporting Person

         966,493
________________________________________________________________________________

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                                                                             [ ]
________________________________________________________________________________

11)      Percent of Class Represented by Amount in Row 9

         7.8%
________________________________________________________________________________

12)      Type of Reporting Person (See Instructions)

         HC
________________________________________________________________________________

                                    ITEM 1(a)

Name of Issuer:   LodgeNet Entertainment Corporation


                                    ITEM 1(b)

Address of Issuer's Principal Executive Offices:  3900 West Innovation Street
                                                  Sioux Falls, SD  57107


                                    ITEM 2(a)

Name of Persons Filing:    TimesSquare Capital Management, Inc. ("TimesSquare")
                           CIGNA Corporation ("CIGNA")



                                    ITEM 2(b)

Address of Principal Business Office or, if none, Residence:

TimesSquare:      Four Times Square, 25th Floor
                  New York, NY 10036

CIGNA:            One Liberty Place
                  Philadelphia, PA 19192


                                    ITEM 2(c)

Citizenship:      TimesSquare and CIGNA are both Delaware corporations.


                                    ITEM 2(d)

Title of Class of Securities:         Common Stock, $0.01 par value



                                    ITEM 2(e)

CUSIP Number:     540211109


                                     ITEM 3

This statement is filed by TimesSquare pursuant to sections 240.l3d-l(b), or 240.13d-2(b) or (c), on the basis that TimesSquare is an investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

This statement is filed by CIGNA pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), on the basis that CIGNA is a parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).


                                     ITEM 4

Ownership.  The following ownership information is as of December 31, 2002.

(a)     Amount Beneficially Owned:  966,493 shares*

(b)     Percent of Class:  7.8%*

        Percent of class is based on 12,416,493 shares of Common Stock outstand-ing as of October 24, 2002 as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 13, 2002.

(c)     Number of shares as to which the person has:

        (i)   sole power to vote or to direct the vote       0

        (ii)  shared power to vote or to direct the vote   966,493*

        (iii) sole power to dispose or to direct the disposition of     0

        (iv)  shared power to dispose or to direct the disposition of   966,493*


          * All of the shares reported on in this statement are owned by investment advisory clients of TimesSquare. In its role as investment adviser, TimesSquare has voting and dispositive power with respect to these shares. As the ultimate parent company of TimesSquare, CIGNA may be deemed to beneficially own, and to share voting and dispositive power with respect to, the 966,493 shares that may be deemed to be beneficially owned by TimesSquare.


                                     ITEM 5

Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                 Not applicable


                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.

The shares of Common Stock reported on in this statement are owned by investment advisory clients of TimesSquare, and such clients have the right to receive dividends from and proceeds from the sale of such shares. To TimesSquare's knowledge, the interest of no one of these clients relates to more than 5% of the class.


                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

TimesSquare (Item 3 classification IA) is the subsidiary which may be deemed to have acquired beneficial ownership of he shares of the Issuer's Common Stock that are being reported on by CIGNA, the parent holding company.


                                     ITEM 8

Identification and Classification of Members of the Group.

                 Not applicable.


                                     ITEM 9

Notice of Dissolution of Group.

                 Not applicable.

                                     ITEM 10

CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 3, 2003



TIMESSQUARE CAPITAL MANAGEMENT, INC.



Signature: /s/ Timothy F. Roberts
          --------------------------------------

Name/Title: Timothy F. Roberts
            Vice President and Compliance Officer


CIGNA CORPORATION



Signature: /s/ Kathryn Pietrowiak
          --------------------------------------

Name/Title:  Kathryn Pietrowiak
             Assistant Corporate Secretary



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                            EXHIBIT 1 TO SCHEDULE 13G


                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value, of LodgeNet Entertainment Corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such Joint filing. In evidence thereof, the undersigned being duly authorized, hereby execute this Agreement this 3rd day of February 2003.


                               TIMESQUARE CAPTIAL MANAGEMENT


                               By:         /s/ Timothy F. Roberts
                                  ----------------------------------------------
                                  Name:    Timothy F. Roberts
                                  Title:   Vice President and Compliance Officer


                               CIGNA CORPORATION


                               By:         /s/ Kathryn Pietrowiak
                                  ----------------------------------------------
                                  Name:    Kathryn Pietrowiak
                                  Title:   Assistant Corporate Secretary